January 26, 2011

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:   Jim B. Rosenberg

Mary Mast

Vanessa Robertson

Re:	Senomyx, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended September 30, 2010
File No. 000-50791

Dear Mr. Rosenberg, Ms. Mast and Ms. Robertson:

We are writing in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 12, 2011 (the “Second Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “2009 Form 10-K”) of Senomyx, Inc. (the “Company”) and the Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 2010 (the “2010 Form 10-Q”).  The numbering of the paragraphs below corresponds to the numbering in the Second Comment Letter, the text of which we have incorporated into this response letter for your convenience.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 10-K and the 2010 Form 10-Q, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2009 Form 10-K or the 2010 Form 10-Q and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

4767 Nexus Centre Drive  •  San Diego, California 92121  •  Tel: (858) 646-8300  •  Fax: (858) 404-0750

Staff Comments and Company Responses

Form 10-K for the fiscal year ended December 31, 2009

Notes to Financial Statements

4. Product Discovery and Development Collaborations, page 68

1.                                      Please refer to your response to comment one and your revised disclosures.  On page 62 of the 2009 10-K you disclose that revenues from the three largest collaborators accounted for 71% of total revenue.  Please revise your disclosure to include all amounts recognized for each significant collaboration agreement for each period presented and confirm the amounts recognized from the three largest collaborators for each period presented.  In addition, please confirm that you have disclosed the amount from each collaborator that contributed 10% or more of total revenue for each period presented in accordance with ASC 280-10-50-42.

With respect to the Staff’s request that we disclose all amounts recognized for each significant collaboration agreement, we believe the information requested is included in Exhibit A of our December 17, 2010 response to the Staff’s December 3, 2010 letter which shows our proposed revised disclosures for footnote 4.  We believe including this information in footnote 4 is more appropriate as footnote 4 focuses exclusively on our collaboration agreements, whereas footnote 1 covers our general accounting policies.  We feel the financial statement reader is best served by including such details as revenues recognized and cash received under material collaboration agreements under a single footnote, rather than interspersed throughout the footnotes.

In addition to the disclosures proposed in Exhibit A of our December 17, 2010 response to the Staff’s December 3, 2010 letter, beginning with the Company’s Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”), or earlier in the event such disclosure is required pursuant to Commission rules and regulations prior to the filing of the 2010 Form 10-K, the Company intends to revise its disclosure under Note 1 to include the amounts recognized for each period for each of the Company’s collaborators that contributed 10% or more of total revenues for each period (presented in accordance with ASC 280-10-50-42) substantially in the form set forth on Exhibit A attached hereto.  Where amounts are yet to be finalized, the Company has indicated so by including “XX.”

Form 10-Q for the quarterly period ended September 30, 2010

Management’s Discussion and Analysis of Financial Condition and Result of Operations

Nine Months Ended September 30, 2010 and 2009

Revenue Under Collaboration Agreements, page 13

2.                                      Please refer to your response to comment two and your revised disclosures.  Your proposed disclosure quantifies the amount of the decrease during the period in research and development funding for the agreements but does not quantify the dollar impact on results of operations for the agreements that expired.  Please revise your proposed disclosure to quantify the impact of the expired contracts on your results of operations from each material agreement, and in the aggregate for each period presented.  Disclose the anticipated effect on future results of operations.

The Company acknowledges the Staff’s comment and respectfully submits that the

Company intends to revise its future disclosure to quantify the impact of the expired contracts on our results of operations.  In response to the Second Comment Letter, the Company proposes to further revise the disclosure previously included in our letter dated December 17, 2010. For your convenience, Exhibit B is marked to show changes to the 2010 Form 10-Q as previously filed with the Commission, with changes previously proposed in our December 17, 2010 response marked in red, and with additional proposed changes marked in blue.

The Company respectfully submits that it will include disclosure in a form substantially consistent with the disclosure set forth on Exhibit B, beginning with the 2010 Form 10-K, or earlier in the event such disclosure is required pursuant to Commission rules and regulations prior to the filing of the 2010 Form 10-K.

In addition to the disclosure proposed in Exhibit B, the Company intends to include additional disclosure in the Liquidity and Capital Resources section of the Management Discussion and Analysis indicating whether the reduction in revenues related to any collaboration agreements whose research and development periods have expired in the current period will, in management’s opinion, have a material negative impact on future operations of the Company, or if, in management’s opinion, the reduction of revenues will be offset in the future by other sources of revenue.

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Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (858) 646-8306.

Sincerely,

Senomyx, Inc.

/s/ David B. Berger

David B. Berger

Vice President, General Counsel and Corporate Secretary

cc:	Kent Snyder, Chairman and Chief Executive Officer
Antony Rogers, Vice President and Chief Financial Officer
Thomas A. Coll, Cooley LLP
Charles J. Bair, Cooley LLP

Exhibit A

Proposed Language for Form 10-K for the Fiscal Year Ended December 31, 2010

Comment #1.

1.              Organization and Summary of Significant Accounting Policies

Concentration of Credit Risk and Major Collaborations

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash, cash equivalents and investments available-for-sale.  The Company limits its exposure to credit loss by placing its cash, cash equivalents and investments with high credit quality financial institutions in instruments with short maturities.

The Company derives significant portions of its revenues from a relatively small number of collaborators.  For the year ended December 31, 2010, revenues from any single collaborator that contributed 10% or more of revenues for the period were as follows: revenues from Firmenich were $XX.X million, or XX% of total revenues;  revenues from PepsiCo were $X.X million, or XX% of total revenues;  and revenues from Nestlé were $X.X million, or XX% of total revenues.  For the year ended December 31, 2009, revenues from any single collaborator that contributed 10% or more of revenues for the period were as follows: revenues from Nestlé were $4.2 million, or 27% of total revenues; revenues from Firmenich were $4.2 million, or 27% of total revenues; revenues from Ajinomoto were $2.5 million, or 16% of total revenues; revenues from The Coca-Cola Company (“Coca-Cola’) were $2.0 million, or 13% of total revenues; and revenues from Solae were $1.7 million, or 11% of total revenues.  For the year ended December 31, 2008, revenues from any single collaborator that contributed 10% or more of revenues for the period were as follows: revenues from Ajinomoto were $7.0 million, or 41% of total revenues; revenues from Nestlé were $4.1 million, or 24% of total revenues; and revenues from Coca-Cola were $2.5 million, or 15% of total revenues.

Exhibit B

Form 10-Q for the Quarterly Period Ended September 30, 2010

Comment #2.

Nine Months Ended September 30, 2010 and 2009

Revenue Under Collaboration Agreements

We recorded revenues of $19.2 million and $10.6 million during the nine months ended September 30, 2010 and 2009, respectively.  The increase of $8.6 million was primarily due to the recognition of revenues associated with upfront payments, milestones, cost reimbursements and research and development funding associated with our sweet enhancer collaboration with Firmenich, which commenced in July 2009, and with PepsiCo, which commenced in August 2010.  Our sweet enhancer collaboration with Firmenich contributed approximately $11.4 million in revenues during the nine months ended September 30, 2010, as compared to approximately $1.1 million during the nine months ended September 30, 2009, an increase of approximately $10.3 million.  Our collaboration with PepsiCo contributed approximately $1.3 million in revenues during the nine months ended September 30, 2010, and did not contribute to revenues in the nine months ended September 30, 2009, as the agreement commenced in August 2010.  These increases were partially offset by reduced revenues of $3.1 million in the aggregate under four other collaborations where the research and development funding periods reached their conclusions during the nine months ended September 30, 2010.  The reductions in revenues were entirely as a result of reduced research and development funding under these collaborations.  The collaborations that reached the conclusion of their research and development periods were the collaborations with Solae, the coffee and coffee whitener collaboration with Nestlé, Coca-Cola and Cadbury.  We remain eligible for future milestone payments and potentially royalties under both the Solae and Nestlé collaborations.  Research and development payments, license fees, milestones, cost reimbursements and commercial revenues under collaborations with Ajinomoto, Campbell, Coca-Cola, Firmenich, Nestlé, PepsiCo and Solae accounted for 100% of total revenues for the nine months ended September 30, 2010.  Research and development payments, license fees, milestones, cost reimbursements and commercial revenues under collaborations with Ajinomoto, Cadbury, Campbell, Coca-Cola, Firmenich, Nestlé and Solae accounted for 100% of total revenues for the nine months ended September 30, 2009.